FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.
an announcement regarding the results of the issuance corporate bonds (the first tranche) of Huaneng Power International, Inc. (the “Registrant”) for 2007, made by the Registrant in English on December 27, 2007; and

2.
an announcement on the listing of the tradable shares with restricted trading conditions of the registrant on the website of the Shanghai Securities Exchange, made by the Registrant in English on December 28, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT REGARDING
THE RESULTS OF THE ISSUANCE
OF THE COMPANY’S CORPORATE BONDS
(THE FIRST TRANCHE) FOR 2007

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company’s application for the issuance within the PRC corporate bonds in an aggregate amount not exceeding RMB10 billion and the issuing of the first tranche of the Company’s corporate bonds for 2007 (the “Bonds”, to be issued at an initial issuing amount RMB5 billion with an option of further issuance of an amount of not more than RMB1 billion in accordance with market conditions) was approved by The China Securities Regulatory Commission on 19 December 2007.

Pursuant to the issuance announcement of the Company’s corporate bonds (the first tranche) for 2007, the basic issuing scale for the Bonds is RMB5 billion, with the further issuance of an amount of not more than RMB1 billion in accordance with market conditions. The issuing price for each Bond is RMB100. The issuance was in a combined form of online public offer to the general public investors and offline subscription through placement to institutional investors.

The issuing process of the Bonds was completed on 26 December 2007. The status of the Bonds issuing is as follows:

1.	Online subscription

The subscription amount through online subscription from the general public investors was RMB500 million, representing 100% of the on-line offer of the Bonds, of which the subscription amount for the Bonds with a fixed term of 5 years is RMB100 million (representing 20% of the on-line offer of the Bonds); the subscription amount for the Bonds with a fixed term of 7 years is RMB200 million (representing 40% of the on-line offer of the Bonds); and the subscription amount for the Bonds with a fixed term of 10 years is RMB200 million (representing 40% of the on-line offer of the Bonds).

2.	Offline subscription

The subscription amount through offline subscription to institutional investors was RMB5.5 billion, representing 100% of the offline offer of the Bonds, of which the subscription amount for the Bonds with a fixed term of 5 years is RMB900 million (representing 16.36% of the offline offer of the Bonds); the subscription amount for the Bonds with a fixed term of 7 years is RMB1.5 billion (representing 27.27% of the offline offer of the Bonds); and the subscription amount for the Bonds with a fixed term of 10 years is RMB3.1 billion (representing 56.36% of the offline offer of the Bonds).

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
27 December 2007

a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)
OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company has published the Announcement on the Listing of the Tradable Shares with Restricted Trading Conditions of the Company on the website of the Shanghai Securities Exchange.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:
Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

(Non-executive Director) Liu Shuyuan (Non-executive Director)

Beijing, the PRC
28 December 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    December 28, 2007